UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENN Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707569109
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 21st Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Jeffrey Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

August 30, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 707569109

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 14,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 14,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware Limited Liability Company)

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 14,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 14,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%

(14)	TYPE OF REPORTING PERSON: IN

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on December 28, 2023 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 16, 2024 (“Amendment No. 1” and the Original Schedule 13D as amended by Amendment No. 1, the “Amended Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of PENN Entertainment, Inc., a Pennsylvania corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and supplemented by deleting the second sentence of the first paragraph thereof.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by deleting the first sentence of the first paragraph thereof.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented by replacing the first two paragraphs thereof with the following:

(a)	and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.
1.	Investment Manager and Principal – 14,500,000 shares of Common Stock, which represents 9.5% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 152,595,704 outstanding shares of Common Stock as of August 1, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof with the following:

In addition to the Common Stock referenced above, as of the date hereof, the Reporting Persons are party to cash-settled swap agreements (“Cash-Settled Swaps”) with one or more unaffiliated third-party financial institutions that reference 5,750,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Swaps was $126,553,218. The Cash-Settled Swaps can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Swaps do not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Swaps.

Item 6 of the Amended Schedule 13D is hereby further amended and supplemented by replacing the second paragraph thereof with the following:

In addition to the Common Stock and the Cash-Settled Swaps referenced above, as of the date hereof, the Reporting Persons are party to cash-settled option agreements (the “Cash-Settled Options”) with one or more unaffiliated third-party financial institutions that reference an aggregate of 13,250,000 shares of Common Stock. The aggregate purchase price for the Cash-Settled Options was $32,862,565. The Cash-Settled Options can only be settled in cash and do not permit settlement in the form of Common Stock. The Cash-Settled Options do not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Cash-Settled Options.

The Reporting Persons may from time to time enter into one or more additional cash-settled equity options or cash-settled swaps with broker-dealers or other unaffiliated third-party financial institution counterparties with respect to the Common Stock of the Issuer and/or other securities of the Issuer, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled instrument. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Common Stock and/or other securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Common Stock or the other securities of the Issuer referenced in such cash-settled instruments and disclaim beneficial ownership of the Common Stock or other securities to which such cash-settled instruments relate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2024

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager

/s/ Parag Vora
Parag Vora